AMERICATOWNE Inc.
(A Development Stage Company)
Balance Sheet
(Unaudited)

		As of September 30, 2014
ASSETS		
Current Assets		
Cash	$	23,638
Accounts Receivables		48,000
Prepayment-Current		644
Total Current Assets		72,282
Prepayment-Non Current-		8,970
Goodwill		40,331
TOTAL ASSETS	$	121,583
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Expenses	$	1,000
Deferred Revenues-Current		2,667
Total Current Liabilities		3,667
Deferred Revenues-Non Current		37,111
TOTAL LIABILITIES		40,778
Stockholders' Equity		
Preferred stock, ($.0001 par value, 5,000,000 shares authorized; none issued and outstanding.)		-
Common stock ($.0001 par value, 100,000,000 shares authorized; 13,000,000 shares issued and outstanding as of September 30, 2014)		1,300
Additional paid-in capital		38,700
Retained earnings		40,805
Total Stockholders' Equity		80,805
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	121,583

See Notes to Financial Statements.